Exhibit 99.5

Board of Directors

Startek, Inc.

6200 South Syracuse Way, Suite 485

Greenwood Village, Colorado 80111

July 18, 2023

Dear Members of the Board of Directors:

CSP EAF II GP Limited general partner of CSP Fund II LP (“CSP”) is pleased to submit the following proposal (“Proposal”) to acquire all of the outstanding shares of common stock (“Common Shares”) of Startek, Inc. (“Startek”) that are not already beneficially owned by CSP Management Limited (“Proposed Transaction”). CSP is an affiliated entity of CSP Management Limited. As described below, we strongly believe that the Proposed Transaction creates significant value for Startek’s public stockholders and is the optimal available alternative for Startek.

As the Board of Directors of Startek (“Board”) is aware, CSP Management Limited has been a long-term investor in Startek. As the Board is also aware, CSP Management Limited previously engaged with the Board and a special committee of the Board comprised of independent and disinterested directors to facilitate a transaction similar to the Proposed Transaction. Regrettably, and to the detriment of all of Startek’s stakeholders, the prior negotiations between CSP Management Limited and the special committee were not successful. It is our belief that significant value was lost for all parties involved. Since the prior negotiations with CSP Management Limited, CSP has spent a substantial amount of time and resources reviewing the investment opportunity represented by the Proposed Transaction and we believe that our current Proposal provides full, fair and certain value to holders of Startek Common Shares. Importantly, we further believe there is a clear path towards a successful and expeditious completion of the Proposed Transaction that no other party can match. Our experience and familiarity with Startek gives us great confidence in our ability to execute on this Proposal subject to the conditions in this letter.

The business process management industry confronted significant challenges over the last several quarters and Startek has been impacted. In the coming years, the industry will face additional challenges with the advancement of Generative AI (e.g., Chat GPT) and Large Language Models. These emerging technologies will necessarily impact business volumes and elongate sales cycles that may further pressure Startek’s growth ambitions. This understanding has been reflected in the guidance provided by listed peers of Startek. These paradigm shifts coupled with the subdued macro-economic environment portends a very long recovery path for Startek. We strongly believe Startek would be best positioned to make the necessary investments to escalate revenue growth as a private company. We further believe that many members of the Board also agree with CSP in this regard. As a private company Startek will be able to raise the required capital to undertake reorganizations, invest in operations, raise capital and pursue strategic acquisition opportunities that will give Startek the necessary scale to compete in the current environment. Pursuing these options will require significant debt and equity investments, which Startek may not be able to raise if it continues to be listed given its market capitalization and size. Our Proposal de-risks Startek stockholders from the inherent risk in pursuing these potential opportunities and required investments.

The Board of Directors of Startek, Inc.

Consideration

Based upon our knowledge of Startek and our review of publicly available information to date, CSP proposes to acquire all of the Startek Common Shares not already beneficially owned by CSP Management Limited at a price per share of US$3.80, in cash (“Offer Price”). As at the close on 14 July 2023, the Offer Price represents a premium of 30% over Startek’s closing share price of US$2.92, a premium of 34% above the 5- day volume-five day weighted average price per share of US$2.83 and a premium of 31% above the 30-day volume-weighted average price per share of US$2.89.

We strongly believe that the attractive premium in the Proposed Transaction would be embraced by holders of Common Stock and that the Proposed Transaction is the optimal alternative available. The Offer Price provides immediate liquidity for stockholders of Startek while removing the risks of operating as a public company in an uncertain market environment and exceeding the value that could be attained by Startek as a stand-alone public company.

Transaction Structure

The Proposed Transaction is to be structured as a merger between Startek and a wholly-owned subsidiary of CSP.

The Board should be aware that CSP is interested in acquiring 100% of the Startek Common Shares that is not already beneficially owned by CSP Management Limited; CSP is not contemplating selling its interests in Startek or approving any combination of Startek with, or a sale of all or substantially all of the assets of Startek to, any other potentially interested party.

Financing

CSP intends to finance the Proposed Transaction and all related costs and expenses with fully committed equity capital, which will be provided by one or more investment funds managed by affiliates of CSP. CSP will, of course, provide customary equity commitments with the execution and delivery of definitive agreements and our Proposal would not be subject to any financing condition. In the meantime, CSP is available to provide all required comfort on its financing commitments. Specifically, CSP will not require third-party debt financing or any financing contingency.

Approvals and Conditions

CSP has received all internal approvals necessary to submit our Proposal and proceed with negotiating the Potential Transaction. This includes approvals to immediately begin with the preparation of definitive documentation containing terms and conditions customary for a transaction of this type (“Definitive Agreements”).

We will not require any special corporate, shareholder, board of directors or regulatory approvals, other than as may be required pursuant to applicable law.

The Board of Directors of Startek, Inc.

Timing and Process

With submission of our Proposal, we would suggest the following next steps:

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We expect the Board will form a committee of independent and disinterested directors (“Committee”) and delegate to the Committee the authority to evaluate and approve our Proposal and recommend to the full Board to approve the Proposed Transaction;

•	We anticipate the Committee would hire its own advisors to assist in making its recommendation;

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We would appreciate an opportunity to present our Proposal in more detail to the Board and/or the Committee and its advisors as soon as possible so that we may further discuss our belief that our Proposal is the optimal alternative available to Startek, the holders of Common Shares and the other Startek stakeholders;

•	Our due diligence process would be customary for a transaction such as the Proposed Transaction, covering business, accounting, tax, legal and insurance topics, among others; and

•	We expect to be in a position to execute Definitive Agreements before the end of August 2023.

As previously noted, throughout 2022, Startek and its Board were evaluating the previous proposal by CSP Management Limited. We believe the perspectives gained, information acquired and lessons learned by all parties involved position the Board to act on a fully informed basis and in an expeditious manner. We believe it is imperative for the Board to appreciate the unique opportunity our Proposal presents. CSP has a deep understanding of Startek, the challenges it faces and the opportunities that, under the right stewards, may be achieved. As reflected in the trading price of the Common Shares since we made our prior offers, the public markets have not been able to appreciate the value in Startek. Indeed, the trading price of Startek’s Common Shares have fallen precipitously in the previous 18 months from $3.94 on 17 December 2021 to $ 2.92 on 14 July 2023. Moreover, Startek has experienced weaker than anticipated financial and operational performance, further eroding both value and confidence in the Startek brand. Our Proposal would allow holders of Startek Common Shares to de-risk their investment at a substantial premium. We hope and trust that the Board will diligently explore this opportunity and engage with us substantively and in good faith such that we can consummate the Proposed Transaction without further delaying the opportunity to unlock substantial value for Startek’s stockholders.

Notwithstanding the public disclosure of this letter, CSP believes that you will agree it is in all of our interests to ensure that we proceed with our discussions relating to the Proposed Transaction in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

The Board of Directors of Startek, Inc.

Our Proposal is not a binding offer, agreement or an agreement to make a binding offer. Our Proposal does not contain all matters upon which agreement must be reached in order to consummate the Proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of the Definitive Agreements and will be on the terms and conditions provided in the Definitive Agreements.

CSP is confident in its ability to consummate the Proposed Transaction as outlined in our Proposal and looks forward to continuing working with the Board, the Committee and their respective advisors.

Should you have any questions regarding our Proposal, please do not hesitate to contact our legal advisors, Sidharth Bhasin (Sidharth.Bhasin@lw.com) and Robert Katz (Robert.Katz@lw.com) at Latham & Watkins LLP. We look forward to working with you towards bringing this Proposed Transaction to a successful completion.

Sincerely,

CSP EAF II GP Limited
As general partner of CSP Fund II LP

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director

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